UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

SiteOne Landscape Supply, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

82982L 103

(CUSIP Number)

CD&R Landscapes Holdings, L.P.

c/o Clayton, Dubilier & Rice, LLC

Attention: Theresa A. Gore

375 Park Ave, New York NY 10152

(212) 407-5227

with a copy to

Peter J. Loughran, Esq.

Debevoise & Plimpton LLP

919 Third Avenue

New York, NY 10022

212-909-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 16, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 82982L 103

1.	Name of Reporting Person CD&R Landscapes Holdings, L.P.
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 17,799,678 (See Item 5)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 17,799,678 (See Item 5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 17,799,678 (See Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒
13.	Percent of Class Represented by Amount in Row (11) 45.0% (1)
14.	Type of Reporting Person PN

(1)	Based on 39,542,239 shares of common stock outstanding as of May 16, 2016.

CUSIP NO. 82982L 103

1.	Name of Reporting Person CD&R Associates VIII, Ltd.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 17,799,678 (See Item 5)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 17,799,678 (See Item 5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 17,799,678 (See Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒
13.	Percent of Class Represented by Amount in Row (11) 45.0% (1)
14.	Type of Reporting Person CO

(1)	Based on 39,542,239 shares of common stock outstanding as of May 16, 2016.

CUSIP NO. 82982L 103

1.	Name of Reporting Person CD&R Associates VIII, L.P.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 17,799,678 (See Item 5)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 17,799,678 (See Item 5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 17,799,678 (See Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒
13.	Percent of Class Represented by Amount in Row (11) 45.0% (1)
14.	Type of Reporting Person PN

(1)	Based on 39,542,239 shares of common stock outstanding as of May 16, 2016.

CUSIP NO. 82982L 103

1.	Name of Reporting Person CD&R Investment Associates VIII, Ltd.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 17,799,678 (See Item 5)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 17,799,678 (See Item 5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 17,799,678 (See Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒
13.	Percent of Class Represented by Amount in Row (11) 45.0% (1)
14.	Type of Reporting Person CO

(1)	Based on 39,542,239 shares of common stock outstanding as of May 16, 2016.

CONTINUATION PAGES TO SCHEDULE 13D

Item 1	Security and Issuer

The class of equity securities to which this Schedule 13D relates is the common stock, par value $0.01 per share (the “Common Stock”), of SiteOne Landscape Supply, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at Mansell Overlook, 300 Colonial Center Parkway, Suite 600, Roswell, Georgia 30076

Item 2	Identity and Background

(a)

This statement is being filed by the following persons (each a “Reporting Person” and, collectively, the “Reporting Persons”):

(i)	CD&R Landscapes Holdings, L.P., a Cayman Islands exempted limited partnership (“CD&R Landscapes”);

(ii)	CD&R Associates VIII, Ltd., a Cayman Islands exempted company;

(iii)	CD&R Associates VIII, L.P., a Cayman Islands exempted limited partnership; and

(iv)	CD&R Investment Associates VIII, Ltd., a Cayman Islands exempted company.

(b)

The address for each of CD&R Landscapes, CD&R Associates VIII, Ltd., CD&R Associates VIII, L.P., and CD&R Investment Associates VIII, Ltd. is c/o M&C Corporate Services Limited, PO Box 309, Ugland House, South Church Street, George Town, Grand Cayman, KY1-1104, Cayman Islands, British West Indies.

To the knowledge of the Reporting Persons, the name, business address, citizenship, and principal occupation or employment of each director and officer of each of the Reporting Persons, and any other information concerning the Reporting Persons and other persons and entities as to which such information is required to be disclosed in response to General Instruction C to Schedule 13D are set forth in Schedule A and incorporated herein by this reference.

(c)

CD&R Landscapes holds the shares of the Issuer’s Common Stock in its name.

CD&R Landscapes’ general partner is CD&R Associates VIII, Ltd.

CD&R Associates VIII, Ltd.’s sole shareholder is CD&R Associates VIII, L.P.

CD&R Associates VIII, L.P.’s general partner is CD&R Investment Associates VIII, Ltd.

(d) and (e)

During the past five years, none of the Reporting Persons (or to the knowledge of the Reporting Persons, any of the persons listed in Schedule A hereto) (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)

CD&R Landscapes, CD&R Associates VIII, Ltd., CD&R Associates VIII, L.P. and CD&R Investment Associates VIII, Ltd. are organized under the laws of the Cayman Islands.

Item 3	Source and Amount of Funds or Other Consideration

On December 23, 2013, CD&R Landscapes acquired a majority stake in the Issuer, in connection with which the Issuer issued 174,000 shares of its Cumulative Convertible Participating Preferred Stock (the “Preferred Stock”) to CD&R Landscapes and 13,476,996 shares of its Common Stock to Deere & Company (“Deere”), with the Preferred Stock representing 60% of the outstanding capital stock of the Issuer (on an as-converted basis) and the Common Stock representing the remaining 40% of the outstanding capital stock of the Issuer (treating the Preferred Stock on an as-converted basis). CD&R Landscapes was entitled to receive dividends in kind in respect of the Preferred Stock for the first two years following December 23, 2013 and pursuant to the terms of the Preferred Stock the Issuer paid to CD&R Landscapes in-kind dividends on January 31, 2014, April 30, 2014, July 31, 2014, October 31, 2014, February 2, 2015, April 30, 2015, July 31, 2015 and November 2, 2015, in each case at a rate of 12% per annum. As of May 16, 2016, CD&R Landscapes held an aggregate of 216,789.33155 shares of the Preferred Stock.

In anticipation of the consummation of the Issuer’s initial public offering of its Common Stock on May 17, 2016, CD&R Landscapes converted each of the 216,789.33155 shares of Preferred Stock held by it into shares of the Issuer’s Common Stock at a conversion ratio of 116.717755, which included accrued but unpaid dividends through the conversion date (and is the conversion ratio determined in accordance with the terms of the Certificate of Designations, Preferences and Rights for the Preferred Stock), without payment or any further consideration. In connection with the consummation of the IPO, on May 17, 2016, CD&R Landscapes sold 7,503,486 shares of the Issuer’s Common Stock (including shares sold pursuant to the underwriters’ option to purchase additional shares).

Item 4	Purpose of Transaction

CD&R Landscapes acquired the shares of the Issuer’s Common Stock reported herein for general investment purposes and may elect to sell all of a portion of such shares in the ordinary course of business, subject to certain restrictions set forth in the Lock-Up Agreements described in Item 6.

Pursuant to the terms of the Stockholders Agreement described in Item 6 hereof, affiliates of the Reporting Persons are members of the Issuer’s board of directors. In addition, the Reporting Persons may engage in discussions with management, the Issuer’s board of directors, other stockholders of the Issuer and other relevant parties concerning the business, operations, board composition, management, strategy and future plans of the Issuer.

The Reporting Persons reserve the right to increase or decrease their investment in the Issuer’s securities on such terms and at such times as they may decide and to change their intentions with respect to their investment in the Issuer’s securities, and there can be no assurance as to when, over what period of time, or to what extent they may decide to do so.

Except as described herein, the Reporting Persons have no present plans or proposals that relate to or would result in any of the actions described in Item 4(a) through (j) of Schedule 13D.

Item 5	Interest in Securities of the Issuer

(a)

(i) CD&R Landscapes is the beneficial owner of 17,799,678 shares of the Issuer’s Common Stock, representing approximately 45.0% of the Issuer’s Common Stock, based on 39,542,239 shares of Common Stock outstanding as of the close of business on May 16, 2016.

(ii) CD&R Associates VIII, Ltd., as the general partner of CD&R Landscapes, may be deemed to beneficially own the shares of Common Stock in which the CD&R Landscapes has beneficial ownership.

(iii) CD&R Associates VIII, L.P., as the sole stockholder of CD&R Associates VIII, Ltd., may be deemed to beneficially own the shares of Common Stock in which CD&R Landscapes has beneficial ownership.

(iv) CD&R Investment Associates VIII, Ltd., as the general partner of CD&R Associates VIII, L.P., may be deemed to beneficially own the shares of Common Stock in which CD&R Landscapes has beneficial ownership.

Each of CD&R Associates VIII, Ltd., CD&R Associates VIII, L.P. and CD&R Investment Associates VIII, Ltd. expressly disclaims beneficial ownership of the shares of the Issuer’s Common Stock in which CD&R Landscapes has beneficial ownership. CD&R Investment Associates VIII, Ltd. is managed by a two-person board of directors. Donald J. Gogel and Kevin J. Conway, as the directors of CD&R Investment Associates VIII, Ltd., may be deemed to share beneficial ownership of the shares of the Issuer’s Common Stock in which CD&R Landscapes has beneficial ownership. Such persons expressly disclaim such beneficial ownership. Investment and voting decisions with respect to the shares of the Issuer’s Common Stock held by CD&R Landscapes are made by an investment committee of limited partners of CD&R Associates VIII, L.P., currently consisting of more than ten individuals (the “Investment Committee”). The investment professionals who have effective voting control of the Investment Committee are Michael G. Babiarz, Vindi Banga, James G. Berges, John C. Compton, Kevin J. Conway, Thomas C. Franco, Kenneth A. Giuriceo, Donald J. Gogel, Jillian Griffiths, Marco Herbst, John Krenicki, Jr., David A. Novak, Paul S. Pressler, Christian Rochat, Ravi Sachdev, Richard J. Schnall, Nathan K. Sleeper, Sonja Terraneo and David H. Wasserman. All members of the Investment Committee expressly disclaim beneficial ownership of the shares of the Issuer’s Common Stock shown as beneficially owned by CD&R Landscapes.

(v) By virtue of the Amended and Restated Stockholders Agreement, dated May 12, 2016, (the “Stockholders Agreement”), by and among the Issuer, Deere and CD&R Landscapes, CD&R Landscapes and Deere may constitute a “group” within the meaning of Rule 13d-5(b) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). As of May 26, 2016, Deere was the beneficial owner of 9,480,482 shares of the Issuer’s Common Stock. As members of the group, CD&R Landscapes and Deere may be deemed to beneficially own the Issuer’s Common Stock beneficially owned by the members of the group as a whole. Each of the Reporting Persons expressly disclaims beneficial ownership of the Issuer’s Common Stock held by Deere.

(vi) Neither the filing of this Schedule 13D nor any of its contents shall be construed as an admission that any of the Reporting Persons is, for the purpose of Section 13(d) of the Exchange Act, the beneficial owner of the Issuer’s Common Stock other than those which are directly held by CD&R Landscapes as of the date hereof.

(vii) Except as described in Sections (a)(i) – (v) of this Item 5, no other person is a beneficial owner of the Issuer’s Common Stock in which CD&R Landscapes has direct beneficial ownership.

(b) In addition to the description set forth above in this Item 5(a), see the cover pages of this Schedule 13D for indications of the respective voting powers and disposition powers of the Reporting Persons.

(c) The responses to Items 3, 4, and 6 of this Schedule 13D are incorporated herein by reference.

(d) Not applicable.

(e) Not applicable.

Item 6	Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer

Amended and Restated Stockholders Agreement

The Stockholders Agreement grants CD&R Landscapes the right to designate for nomination for election to the Issuer’s board of directors a number of CD&R designees equal to:

•	at least 33% of the total number of directors comprising the Issuer’s board of directors at such time as long as CD&R Landscapes owns at least 30% of the outstanding shares of the Issuer’s Common Stock;

•	at least 20% of the total number of directors comprising the Issuer’s board of directors at such time as long as CD&R Landscapes owns at least 15% but less than 30% of the outstanding shares of the Issuer’s Common Stock; and

•	at least 10% of the total number of directors comprising the Issuer’s board of directors at such time as long as CD&R Landscapes owns at least 5% but less than 15% of the outstanding shares of the Issuer’s Common Stock.

The Stockholder’s Agreement grants Deere the right to designate for nomination for election to the Issuer’s board of directors a number of Deere designees equal to:

•	at least 20% of the total number of directors comprising the Issuer’s board of directors at such time as long as Deere owns at least 15% of the outstanding shares of the Issuer’s Common Stock; and

•	at least 10% of the total number of directors comprising the Issuer’s board of directors at such time as long as Deere owns at least 5% but less than 15% of the outstanding shares of the Issuer’s Common Stock.

For purposes of calculating the number of CD&R designees and Deere designees that the CD&R Landscapes and Deere, respectively, are entitled to nominate pursuant to the formulas outlined above, any fractional amounts will be rounded up to the nearest whole number and the calculation will be made on a pro forma basis after taking into account any increase in the size of the Issuer’s board of directors.

With respect to any vacancy of a CD&R-designated director or a Deere-designated director, CD&R Landscapes and Deere, as applicable, will have the right to designate a new director for election by a majority of the remaining directors then in office.

The Stockholders Agreement provides that a CD&R designee will serve as the Chairman of the Issuer’s board of directors as long as the CD&R Landscapes owns at least 25% of the outstanding shares of the Issuer’s Common Stock.

The Stockholders Agreement also grants to CD&R Landscapes and Deere certain other rights, including specified information and access rights for CD&R Landscapes.

The foregoing description of the Stockholders Agreement does not purport to be complete and is qualified in its entirety by reference to the Stockholders Agreement, which is filed as an exhibit and incorporated herein by reference.

Registration Rights Agreement

The Issuer is party to a Registration Rights Agreement, dated December 23, 2013 (the “Registration Rights Agreement”), with CD&R Landscapes and Deere. The Registration Rights Agreement grants to CD&R Landscapes and Deere, and their respective permitted transferees, customary demand registration rights and piggyback registration rights, in each case subject to customary terms and conditions.

The foregoing description of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the Registration Rights Agreement, which is filed as an exhibit and incorporated herein by reference.

Indemnification Agreement

The Issuer and certain of its wholly-owned subsidiaries are party to an Indemnification Agreement, dated December 23, 2013 (the “Indemnification Agreement”), with CD&R Landscapes and certain of its affiliates pursuant to which they each indemnify CD&R Landscapes and its affiliates, directors, officers, partners, members, employees, agents, representatives and controlling persons, against certain claims and liabilities, including liabilities arising out of financing arrangements and securities offerings.

The foregoing description of the Indemnification Agreement does not purport to be complete and is qualified in its entirety by reference to the Indemnification Agreement, which is filed as an exhibit and incorporated herein by reference.

Lock Up Agreement

CD&R Landscapes has signed a lock-up letter agreement (the “Lock-Up Agreement”) under which it has agreed, subject to certain exceptions, that, without the prior written waiver of Deutsche Bank Securities Inc., it will not, during the period ending 180 days after May 11, 2016, offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise dispose of any shares of the Issuer’s Common Stock, or any options or warrants to purchase any shares of the Issuer’s Common Stock, or any securities convertible into, exchangeable for or that represent the right to receive shares of the Issuer’s Common Stock.

The foregoing description of the Lock-Up Agreement does not purport to be complete and is qualified in its entirety by reference to the Lock-Up Agreement, which is filed as an exhibit and incorporated herein by reference.

Item 7	Material to be Filed as an Exhibit.

Exhibit 7.1: Joint Filing Agreement, dated May 26, 2016, by and between CD&R Landscapes Holdings, L.P., CD&R Associates VIII, Ltd., CD&R Associates VIII, L.P. and CD&R Investment Associates VIII, Ltd.

Exhibit 7.2: Amended and Restated Stockholders Agreement of SiteOne Landscape Supply, Inc., dated May 12, 2016, by and among SiteOne Landscape Supply, Inc., CD&R Landscapes Holdings, L.P. and Deere & Company.

Exhibit 7.3: Registration Rights Agreement of SiteOne Landscape Supply, Inc. (f/k/a CD&R Landscapes Parent, Inc.), dated as of December 23, 2013, by and among SiteOne Landscape Supply, Inc., CD&R Landscapes Holdings, L.P. and Deere & Company, incorporated by reference to Exhibit 10.3 to the Issuer’s Registration Statement on Form S-1 (No. 333-206444)

Exhibit 7.4: Indemnification Agreement, dated as of December 23, 2013, by and among SiteOne Landscape Supply, Inc. (f/k/a CD&R Landscapes Parent, Inc.), SiteOne Landscape Supply Midco, Inc. (f/k/a CD&R Landscapes Midco, Inc.), SiteOne Landscape Supply Bidco, Inc. (f/k/a CD&R Landscapes Bidco, Inc.), SiteOne Landscape Supply Holding, LLC (f/k/a JDA Holding LLC), SiteOne Landscape Supply, LLC (f/k/a John Deere Landscapes LLC ), CD&R Landscapes Holdings, L.P., Clayton, Dubilier & Rice Fund VIII, L.P., CD&R Friends & Family Fund VIII, L.P., CD&R Advisor Fund VIII Co-Investor, L.P., Clayton. Dubilier & Rice Inc., and Clayton, Dubilier & Rice, LLC, incorporated by reference to Exhibit 10.8 to the Issuer’s Registration Statement on Form S-1 (No. 333-206444)

Exhibit 7.5: Lock-Up Letter Agreement, dated May, 2, 2016, executed by CD&R Landscapes Holdings, L.P.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: May 26, 2016

CD&R LANDSCAPES HOLDINGS, L.P.

By:	CD&R Associates VIII, Ltd., its general partner

By:	/s/ Theresa A. Gore
	Name:	Theresa A. Gore
	Title:	Vice President, Treasurer and Assistant Secretary

CD&R ASSOCIATES VIII, LTD.

By:	/s/ Theresa A. Gore
	Name:	Theresa A. Gore
	Title:	Vice President, Treasurer and Assistant Secretary

CD&R ASSOCIATES VIII, L.P.

By:	CD&R Investment Associates VIII, Ltd., its general partner

By:	/s/ Theresa A. Gore
	Name:	Theresa A. Gore
	Title:	Vice President, Treasurer and Assistant Secretary

CD&R INVESTMENT ASSOCIATES VIII, LTD.

By:	/s/ Theresa A. Gore
	Name:	Theresa A. Gore
	Title:	Vice President, Treasurer and Assistant Secretary

Schedule A

The business address for each of the persons listed below is c/o Clayton, Dubilier & Rice, LLC, 375 Park Avenue, 18th Floor, New York, New York, 10152, and the business telephone of each such person is 212-407-5200.

Name	Title/Principal Occupation or Employment	Citizenship

Donald J. Gogel	Mr. Gogel is a director and officer of CD&R Associates VIII, Ltd., and CD&R Investment Associates VIII, Ltd. Mr. Gogel is a principal of Clayton, Dubilier & Rice, LLC.	United States of America
Kevin J. Conway	Mr. Conway is a director and officer of CD&R Associates VIII, Ltd., and CD&R Investment Associates VIII, Ltd. Mr. Conway is a principal of Clayton, Dubilier & Rice, LLC.	United States of America
Theresa A. Gore	Ms. Gore is an officer of CD&R Associates VIII, Ltd., and CD&R Investment Associates VIII, Ltd. Ms. Gore is a Principal of Clayton, Dubilier & Rice, LLC.	United States of America